EnzymeBioSystems

A Nevada Corporation

8250 W. Charleston Blvd., Suite 120

Las Vegas, NV 89117

Telephone: (702) 907-0615

March 16, 2018

EDGAR SUBMISSION

U. S. Securities and Exchange Commission

Division of Corporate Finance, Office of Healthcare & Insurance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	EnzymeBioSystems Application for Withdrawal of Registration Statement on Form S-1 File No. 333-222503

Ladies & Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), EnzymeBioSystems (the “Company”) hereby requests that the U. S. Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-1 (File No 333-222503) together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on January 11, 2018.

The Company no longer intends to pursue the offering proposed to be registered pursuant to the Registration Statement. The Registration Statement had not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement on Form S-1, File No. 333-222503, as soon as reasonably practicable.

If you have any questions regarding this application for withdrawal, please contact the Registrant at (702) 907-0615.

The Company requests, in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Very truly yours,

/s/ John Dean Harper
John Dean Harper
Chief Executive Officer